

Mailstop 3561

August 24, 2017

Wayne Anderson
President
The Greater Cannabis Company, Inc.
244 2nd Ave N., Suite 9,
St. Petersburg, FL 33701

  Re: The Greater Cannabis Company, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed August 8, 2017
    File No. 333-218854

Dear Mr. Anderson:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2017 letter.

Financial Statements, page F-1

Statements of Cash Flows for the Six Months Ended June 30, 2017 and 2016, page F-7

1. Please explain to us why the change in Cash at Escrow Agent is reflected as an operating cash flow as opposed to a non-cash investing or financing activity.

Exhibit 5.1

2. Please have counsel revise the first sentence of the opinion to provide an opinion regarding all 24,027,493 shares registered. Also, please have counsel revise the last sentence of the second to last paragraph to opine that the 21,527,493 shares already issued and outstanding are legally issued, fully paid and non-assessable, and that the

2,500,000 shares to be issued will be, when sold, legally issued, fully paid and non-assessable. Refer to Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings for guidance.

You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Robyn Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, Lilyanna Peyser, Staff Attorney, at 202-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John T. Root, Jr.